Filed by Motive Capital Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Motive Capital Corp

Commission File No. 001-39794

The following is a transcript of an interview with the CEO of Forge.

Company Name: Forge Global (MOTV)

Event: JMP Securities Technology Conference

Date: March 8, 2022

<<Devin Ryan, Analyst, JMP Securities LLC>>

Good morning, everyone. I'm Devin Ryan. I head up FinTech research for JMP. Really excited to have this conversation here with Forge Global, which is in the process of finalizing their SPAC and moving into the public markets.

And so, with me today, I have Kelly Rodriques, who is the CEO of the company. And maybe Kelly just did level set the conversation if you can give your quick background and introduce Forge, and then we can get into the discussion would be great.

<<Kelly Rodriques, Chief Executive Officer>>

Great. Well, first of all, it's great to be here. Lots of great companies, public and private. And excited to be back in front of people and not doing in Zoom. I have been the CEO for about four years at Forge. The vision of this started about 10 years ago where we developed a thesis that the world needed a private market infrastructure player. And so, we do operate a global private securities marketplace. We've been recently on quite a role the last three or four years resulting in our announcement that we're going public via a combination Motive Capital Corp, we can talk about that a little bit later.

But Forge is primarily a marketplace that is trading in to-date over 450 global unicorns. This is a marketplace that was started really by my predecessors. And recently we finalized a merger last year with SharesPost. The volume of the business in the last three or four years has picked up pretty dramatically. We've done about $12 billion of transaction volume. We've got about 450,000 registered investors on our platform. We've got investors from 70 different countries. And the revenue trajectory of the business in the last three or four years has been quite high. When I got here, it was about $13 million and we just announced $125 million year for 2021.

But we're more than just a marketplace. And I think this is one of the big differentiators that we saw four years of ago that the business has got three other service areas that we think create a network effect for the global markets. So yes, we are a trading platform, but we also have a custodial offering, a data business and something called Forge Company Solutions. We launched Forge Company Solutions last year. This is really software that's meant to be integrated into an issuer's cap table and can allow them to control liquidity programs to manage primary, secondary capital raises.

The data business was launched on September 13 of last year. On the same day, we announced our SPAC partnership with Blythe Masters and Motive team. This is really like the Bloomberg for the private markets. The market has been asking for this for five years, we've got about 18 years of data there. And so, if you wanted to subscribe to see what IOIs look like across 600 companies around the world and see last trade and what class of investor purchased, this is something that we think informs the private market. The private markets today need transparency, they need a highly efficient trading venue, and they need greater access.

And then finally our custodial offering, this is a place where you can regulated environment, securely hold your securities and assets. And later on this year we're going to roll out lending against your assets. So, these four things really make up the network effect. We are really excited, today given the public market we think it's kind of not without a little bit of irony that companies are staying private over 12 years now. We're going public in year-eight, nine between year-eight and nine.

But we did want to create a public investment for those who could invest in the private markets as a proxy through a public stock, like Forge. So super excited to be here. And we can talk about any other questions you guys have.

<<Devin Ryan, Analyst, JMP Securities LLC >>

Terrific. thanks, Kelly. I guess maybe just to start here in the private markets, as you talked about, have grown quite a bit. I think the number of unicorns is quadrupled since 2018. So clearly there is this secular trend supporting companies staying private longer and the growth of the overall market.

Can you maybe just contextualize the market opportunity for Forge? How you think about it and why you are so excited about what Forge can deliver for your corporate clients and your investor clients?

<<Kelly Rodriques, Chief Executive Officer>>

Sure. Without Forge doing anything, the private markets has turned into a massive opportunity. The thousand companies now that represent the global unicorn class are worth $3.2 trillion. And if you look back over the last few years with all the IPOs and in the last two years have been an incredible IPO environment, more unicorns were created than IPOs. And so, what you have is the net effect is two to three unicorns being minted every business day. And if the market's closed down or get a little choppy you could see sustained private life even extend further.

And so, if you take a look at that, and the fact that Forge is a market leading player, and we're only trading in less than 0.5% of the cap table of the companies that we've traded in you can see this is an incredible opportunity.

We also put data out. And I'll just reference one stat that'll get everybody's eyes open. If you invested in every single IPO of a company that was private on Forge on their IPO allocation, the good ones, the bad ones and everything in between, you have a 37% return, which is pretty good. If you had invested on Forge’s platform in the last private round your return would explode to 237%. If you take Airbnb and Amazon, just as a contrast, both of those companies share the fact that in 12 years of existence, they both created a $50 billion business. Airbnb did that exclusively while private and Amazon did it over 11.5 years of being public. So, that's what the scope and scale of what you're looking at here. And just more people want to participate.

<<Devin Ryan, Analyst, JMP Securities LLC >>

Yes, it makes sense. Historical public company investors trying to get to the privacy earlier because of statistic. So there's more demand, but also as you mentioned, kind of more supply, as well as there is more unicorns being created. With that obviously competitive backdrop, a lot of firms out there identifying private markets as a big growth opportunity and others that may either have entered as an exchange model or a brokerage model or trying to find a way into the market.

So, what differentiates Forge from some of the existing competitors? And what is kind of the moat around the business if you will?

<<Devin Ryan, Analyst, JMP Securities LLC >>

Yes, I think, you first have to start off with what do the participants look like, because we created kind of a financial institution's map that represents a lot of the partnerships that we've recently formed. We announced Wells Fargo domestically, we've got a key investment from Deutsche Boerse in Europe, and Temasek in Asia. And all of these participate in different ways in the private markets.

But if you take a look at the competitive set, it's clear that the bulge bracket banks and anybody that's in the business of representing trading, or a capital markets desk, they can't turn away from the fact that people want to get in and out of the asset class. So, you're going to see the emergence. And we have seen the emergence of JP Morgan and Goldman, and a number of others are developing private markets desks.

What Forge initially looked like when I got there was really just a marketplace or an alternative trading system. And the idea that you could buy and sell really looks similar to what an equity is in as a competitor looks like, although on a smaller scale, primarily smaller individual investors, or what is Embado is trying to do with institutions. Forge represents a broad base about fifty-fifty globally of individual and institutional investors.

So, from a segment standpoint, we look more broad. But when you take a look at the entrance of NASDAQ and Carta, now what they are doing is trying to create a more broad-based infrastructure play. This was the vision we have had four years ago. So, the idea of custody, and data and company solutions really is the differentiator here. We are not here to advise companies or advise investors on what they should buy or sell or what they should pay for it. We're here to make it cost effective, highly efficient and data informed.

And so, I think the combination of scale and the tech that we've invested in the last five years puts us in a lead position. But this is a market that's enormous, and we should all expect that there's not going to be one player that owns the world here. There could be we think two or three.

<<Devin Ryan, Analyst, JMP Securities LLC >>

Yes, terrific. I want to dig in a little bit more around the revenue growth strategy and connect some of the dots. So, obviously the trust and data, that all makes sense to create a more holistic platform and other ancillary ways for the firm to monetize the connectivity that it has. Maybe starting on the trust side of the business, why is that important in being able to custody? And how are you planning to kind of grow that part of the business and how it feeds back into the exchange part of the model?

<<Kelly Rodriques, Chief Executive Officer>>

So, we think fundamentally this is not just an asset class that's transactional. People have a genuine interest in following these companies, tracking performance data on these companies. And we want to nurture our investors with information. And we think the custodial platform allows us to hold securities and allow people to trade and watch and borrow against the asset class. And we think that that concept of borrowing, and custodying and nurturing will create a stickier relationship between us and a global set of investors.

Now, custody means something different depending on what country you are in. In this country people think of Schwab as a custodian, but really Schwab is doing more than custody. So, we see ourselves kind of in this sort of vein of a Schwab where we want to be the private markets service provider. And over the course of time we're going to start offering custody as part of the core account opening function within the trading venue and obviously also unlocking liquidity through lending.

We think that's a major thing and the custodian is a requirement to secure the asset so that you can perfect that security to lend against at low rates. Right now, if you try and borrow to buy stock options or private shares, you are paying anywhere from 11% to 18%. And we really want to change that.

<<Devin Ryan, Analyst, JMP Securities LLC >>

Yes, terrific. And maybe just to go one step deeper. So, the revenue opportunity from that, so there is opportunity to make money on the cash in the account, like Schwab does.

<<Kelly Rodriques, Chief Executive Officer>>

Yes.

<<Devin Ryan, Analyst, JMP Securities LLC >>

There's potentially other misery fees of lending. So how does that actually come together to, to drive revenues for the company?

<<Kelly Rodriques, Chief Executive Officer>>

Yes, so the company today generates about little over half the revenue in recurring annual custody fees. We also hold almost $700 million of idle cash. So, we hold about $14 billion of securities investments across 2 million investors and that idle cash generates revenues from depository bank relationships, where we place those cash deposits. And over the course of time lending and origination and loan servicing will kick in.

Now, we think that the more people have access to liquidity, whether it's through lending or through just their ability to sell their shares, then it will manifest in greater liquidity on the platform.

<<Devin Ryan, Analyst, JMP Securities LLC >>

Yeah. Terrific, and as you think about building out the network effect if you will, and having the custody services, what other products over time can fit into this model? Because it would seem that there's other asset, whether it's other types of alternatives or assets that would be natural extensions over time for the company, and that would grow AUM, grow cash balances and create more – just that greater network effect?

<<Kelly Rodriques, Chief Executive Officer>>

Well there's an interesting relationship between the investor type that invests in private stock and other non-market traded securities. So real estate and private stock investors really have some similarities and we see some effect there. But we also see when we go into a company and a company is trying to solve a problem for their employees who have worked there six, seven, eight years, retaining employees is a critical component of what we believe future unicorns that are staying private for 12 or 13 years will face.

If you're going to extend the life of your IPO to five or 10 years longer than what it used to be, then the way custody can help is we can go into a company, offer this liquidity solution tech and then an offer to go in and lend to the company's employees money so they can own their shares. What people should realize in this room was with all the wealth creation that's happened in the last five or 10 years in private stock, less than 50% of stock options were struck in most of the unicorns that ultimately went public. If you take a look at Airbnb as an example of this, this is a company that created enormous returns for anybody that owned that stock and for the stock option holders, the employees who weren't able to and couldn't afford to actually strike their stock options; we want to help solve that problem.

And that creates a network effect in and of itself because when those 200 or 2,000 employees own their shares and trade on it, then they can become an accredited investor and trade on our platform. And it's not unusual for us to see an employee of say chime sell their stock, become an accredited investor, and then go buy Revolut. So within any one of these companies, if they've got 2,000 or 5,000 employee, we could see a world where we're minting hundreds of accredited investors out of a single company and they in turn become investors themselves.

<<Devin Ryan, Analyst, JMP Securities LLC >>

Yeah. Great. So I want to talk a little bit about the data strategy and clearly some of the other exchanges that the stock exchanges have made big business out of really monetizing the value of their platform. And the data is kind of a key component of that. Where is Forge today on kind revenue journey? What are the plans to really expand the data revenues? And then maybe the bigger picture is what other ancillary opportunities come from this rich data that is being created on the platform?

<<Kelly Rodriques, Chief Executive Officer>>

Yeah. So there's obviously a network effect by monetizing the marks on our platform. So as trades are happening and IOIs are created, the world should see that. And we think when the world of investors see that they'll be better informed investors, but for investors of Forge you should be very attracted to the kind of gross margins and visibility that a data subscription model has both the New York Stock Exchange, their holding company ICE in NASDAQ generate the majority of their highest quality revenue from data. NYSE generates over $2 billion a year in data sales, and it looks a lot like SaaS revenue. So as a composition of our overall revenue over time, not only does it open up the market and create more trading, but it creates a composition of our revenue. That's high – more highly visible and at very much higher gross margins than even our trading revenue.

We think longer term this could be 15% to 20% of our revenue. And as you can see with ICE and NASDAQ, it's between 35% and 40% of their revenues. And so we think that this is really great for the market too, because we want this data to be used to inform what people are buying at. We want people to get great returns. We want greater transparency, and we actually think that companies will start disclosing more. Being private has got its benefits, and one of them is not having to disclose at the level that you have to disclose as a private company. But if you talk to CEOs that are out raising money and ask them about disclosure, well, of course they're going to show their three-year financials to a venture capital investor. So if they're raising money on Forge, having a combination of pricing data and disclosure by the company where they can control who sees it, we think that's another sort of driver of the flywheel effect.

<<Devin Ryan, Analyst, JMP Securities LLC >>

Great. Shift a little bit to kind of the broader international opportunity. Obviously some of the same secular trends in the U.S. are evident outside the U.S. as well. So maybe talk about Forge's international plan and how big of an opportunity kind of going more global could be for the company?

<<Kelly Rodriques, Chief Executive Officer>>

So we entered Asia a couple years ago. We've been doing pretty significant volumes in Asia and large Asian unicorns since I got here. But we really need to have a mature and domiciled entity in Europe and Asia. And we believe that that's part of capturing the global market. If you take a look at what's going on in the last three years, the unicorn expansion outside the U.S. has been phenomenal. A lot of those thousand unicorns at least in the last three years weren't minted here. They're in Asia and they're in Europe and we understand that to trade at a global scale, we have to be regulated and be present in those markets. And so on our road show, we've been talking about our plans to expand into Europe this year. And we're already in Asia and in Hong Kong. With Temasek being an investor both in our company as a private company and they also invested in our pipe this last summer, they're highly interested in helping Forge expand in to Singapore and other parts of the Asian region.

<<Devin Ryan, Analyst, JMP Securities LLC >>

Want to spend a minute on acquisition strategies; the firm has been fairly active acquiring obviously the Trust business in 2019, and then SharesPost in 2020. What are your views around M&As as a supplement to organic, and how are you thinking about the capitalization to be able to do that?

<<Kelly Rodriques, Chief Executive Officer>>

Yeah. So look, the core message here is we are a strong organic growth company and we're going to execute and deliver on that as our core focus. Our 2021 was a 75% year-over-year organic expansion of our revenue, but and a lot bigger if you take into account the inorganic. I believe in M&A as an opportunistic strategy. This is not going to be a company that is a roll-up machine and acquisition machine. I think integrations are hard but it will be part of our growth over the next five years for sure, and will be looking outside the U.S. as well.

<<Devin Ryan, Analyst, JMP Securities LLC >>

Terrific. Just coming back to the exchange as the platform scales, how do you see the mix of an interplay between institutional investors and retail investors? Because in many ways this business is democratizing access for retail that historically not had access to really high quality [indiscernible] (0:19:51), but at the same time as we talked about earlier, there's so much public demand, excuse me, institutional demand for these private companies as well. Is it really just going to be a function of capital flowing in or do you see the mix evolving in one way or another down the road?

<<Kelly Rodriques, Chief Executive Officer>>

I think there's some regulatory questions that play into this. We love the idea of letting more people participate in the private market economy. It's a mission of ours, but we also want to be careful because we want to, as a public company adhere to regulation and really be leaders in making sure that we're providing safety and soundness to our investors. There's no turning away from the fact that institutional investors around the world have actually not had a lot of access to the asset class.

Yes, if you're a domestic venture capitalist or somebody who works in a hedge fund in the U.S. you've increasingly gotten access to the private markets in the last five or 10 years. But there's a ton of investors and family offices outside the U.S. that want to be in this asset class and can't. So we're not going to turn away from that because that's where volume lives and the volume begets volume in our model. That's how we've gotten into the position that we're in. If anybody in the world wants to buy or sell a private security, they'd be foolish not to check on Forge because you want to go where liquidity is for best pricing and getting out and best purchase.

But I do like the idea of a broadening of the retail base. One of the things that we ask ourselves though is our individual retail capable of picking an individual stock. You are going to see products in 2022 and beyond come out that start to look like mutual funds and index funds that are baskets of privates. And our data will help inform how data driven funds can develop these products. And some of them will come to market for non-accredited investors. But today, if you're going to buy a single name on Forge, you're an accredited investor.

I think the SEC and others are looking at the potential changing of some of the rules that would allow for different types of investors to become an accredited investor. The example I gave earlier, for example, the employee from a major unicorn who's worked for seven years in a FinTech Bank. They're probably as qualified if not more qualified to make an investment decision on another FinTech Bank than their wealth advisor. But that's changing and data and analysts that cover the space will help inform buyers. But I do think you will see an interesting set of products emerge where their baskets of privates and those will go down markets retail.

<<Devin Ryan, Analyst, JMP Securities LLC >>

In the last minute or so here, maybe let's talk about just the value of moving into the public markets for Forge and why that's important now in the journey of the company.

And I guess tied into that kind of how you think about kind of the value proposition or the valuation today in the stock as well?

<<Kelly Rodriques, Chief Executive Officer>>

Yeah. Let me try and be quick about this. We wanted to go public because we wanted to be the first private platform to go out there. We think that we had a great story – we have a great story. We got a great team and a great culture in the company. We knew the markets were going to get choppy in 2021 summer when we knew SPACS were going to have trouble. So what we did as we said, hey, let's take a look at our comps. Let's get real about what Forge is valued at and not go see what we could get. A lot of sponsors from SPACs were running around saying, hey, you could be worth $3 billion, $4 billion. No, let's take a look at what high tech – high growth FinTech's look like and what they trade at with the fixed income platforms like Tradeweb and Market Access and what they trade at.

And let's take a look at what NASDAQ and ICE trade at. And if you look at our growth rate going forward, never mind the fact that we've been going really fast at the high growth FinTech, we priced ourselves at a deep discount from the fixed income platforms and an enormous discount from the high growth FinTech. We wanted to be an attractive stock when we went out. That hasn't changed, but the fact is that that SPACs are not being well received right now. And we're going to stand by our performance and by the fact that we priced ourselves originally last year, contemplating that this market environment could persist.

<<Devin Ryan, Analyst, JMP Securities LLC >>

Great. Well, Kelly thank you so much. Really enjoy the conversation and look forward to following the progress over the next year. So thanks so much.

<<Kelly Rodriques, Chief Executive Officer>>

Thank you, Devi.

<<Devin Ryan, Analyst, JMP Securities LLC >>

Thank you everyone.

<<Kelly Rodriques, Chief Executive Officer>>

Thanks everybody.

About Motive Capital Corp

Motive Capital Corp is a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Motive Capital Corp is sponsored by affiliates of Motive Partners, a specialist private equity firm with offices in New York City and London, focusing on growth equity and buyout investments in software and information services companies based in North America and Europe and serving five primary subsectors: Banking & Payments, Capital Markets, Data & Analytics, Investment Management and Insurance. Motive Partners brings differentiated expertise, connectivity and capabilities to create long-term value in financial technology companies.

In these materials, references to “Motive Partners” generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Motive Fund”). Motive Capital Corp is sponsored by Motive Capital Funds Sponsor, LLC (the “Sponsor”), which is an affiliate of Motive Partners. However, Motive Capital Corp is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive Capital Corp, the Sponsor or Forge.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Motive Capital Corp (“Motive Capital”) and Forge Global, Inc. (“Forge” and such transaction, the “Merger”). This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Motive Capital’s stockholders for their consideration. In connection with the proposed Merger, Motive Capital has filed with the SEC a registration statement on Form S-4, containing a final proxy statement for the solicitation of the approval of Motive Capital’s stockholders and a final prospectus for the offer and sale of Motive Capital’s securities in connection with the business combination. Motive Capital has mailed a definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transaction. Motive Capital also intends to file other relevant documents with the SEC regarding the proposed Merger. Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents will contain important information about Motive Capital, Forge and the proposed Merger. Stockholders are also able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp, 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. Stockholders are also able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com.